INVITAE CORPORATION
458 Brannan Street
San Francisco, California 94107

February 9, 2015

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                                         John Reynolds
Hillary Daniels

Re:                             Invitae Corporation - Registration Statement on Form S-1
(Registration No:  333-201433)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, Invitae Corporation (the “Registrant”) hereby requests that the effective date of the above-captioned registration statement on Form S-1 (as amended, the “Registration Statement”), be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on February 11, 2015 or as soon thereafter as may be practicable.

The Registrant hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•                  the Registrant may not assert Staff comments, the comment process in general or this declaration of effectiveness by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant understands that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Sincerely,

INVITAE CORPORATION

	By:	/s/ Lee Bendegkey
Lee Bendegkey
Chief Financial Officer and General Counsel

cc: Pillsbury Winthrop Shaw Pittman LLP